中信泰富有限公司

BY COURIER

Exemption No. 82-5232


05006796


CITIC PACIFIC

Date : 22nd March, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 21, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED




SEC MAIL PROCESSING
RECEIVED
MAR 23 2005
SECTION
WASH. D.C.
202



Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2412

Annexure

CITIC Pacific Limited

List of Information that the Company since February 21, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement on Connected Transaction – Variation Arrangement in Relation to Jiangsu Ligang Electric Power Company Limited
   Date : March 7, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : March 8, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Press Announcement on Connected Transaction – Acquisition of Interest in Wal-Mart East China Stores Co., Ltd.
   Date : March 14, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Return of Allotments
   Date : March 14, 2005
   Entity Requiring Item : Hong Kong Companies Registry



5. Document : Press Announcement on Appointment of Executive Director
   Date : March 15, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Announcement of Results for the Year Ended 31 December 2004
   Date : March 15, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Press Announcement on Clarification

   Date : March 17, 2005

   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 8th March, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. ✓ Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,060,160	--	---
Increase/~~(Decrease)~~ during the month	50,000	--	---
Balance at close of the month :	2,192,110,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,550,000	--	--	--	9,550,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,180,000	--	50,000	--	11,130,000	50,000
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____						
2.____ Subscription price: HK$ ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary shares/preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						50,000

Remarks : ________________

Authorised Signatory:



Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



股份分配申報表
Return of Allotments
(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	28	2	2005
至 To	28	2	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	20,000.00
已繳及應繳的溢價總額 [第5A(a)，5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	975,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	876,844,064.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

```
         Your Receipt
      Companies Registry
             H.K.

14/03/2005 11:13:45
Submission No.:              223001473
CR NO.:                        0145656
Sh. Form.:                         SC1
---------
Revenue Code               Amount(HKD)
------------         -----------------
08                             $975.00
---------
Paid By
Receipt No.    Method      Amount(HKD)
-------------  ------  ---------------
232230003445   Chq             $975.00
--------------------------------------
Total Paid                     $975.00
                          ============
```

公司編號 Company Number

145656

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	50,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD975,000.00

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Wang Ande	45/F CITIC Square No. 1168 Nan Jing West Road Shanghai, the People's Republic of China	50,000	
	各類別股份分配的總數 Total Shares Allotted by Class	50,000	Nil

簽署 Signed :



姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 14th March, 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors of CITIC Pacific Limited (the "Company") is pleased to announce that Mr. Leslie Chang Li Hsien has been appointed as an executive director of the Company with effect from April 1, 2005.

Mr. Chang, aged 50 and currently director of CITIC Pacific Group Finance Department, will assume an executive role responsible for the Group's finance and financial control with effect from April 1, 2005 and will act as the Company's 'qualified accountant' under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange. He is an associate member of Hong Kong Institute of Certified Public Accountants.

Mr. Chang is a director of CITIC Guoan Co., Ltd., Western Harbour Tunnel Company Limited and a number of other subsidiaries and associated companies of the Company. Before joining the Company in 1994, he was a partner at KPMG specializing in the financial services industry and the director of the firm's Chinese Practice in the United States.

Mr. Chang has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. His interest in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance is as follows:

Number of ordinary shares in the Company	30,000
Number of share options in the Company	800,000

Pursuant to the Company's Articles of Association, Mr. Chang will retire and be eligible for re-election at the next annual general meeting. Thereafter, he will be subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. Mr. Chang is entitled to receive under his current service contract with the Company a monthly salary of HK$107.640 plus discretionary bonus that is subject to the performance of the Company and the individual. Following the appointment, he will also receive from the Company a director's fee, which is determined by the shareholders of the Company, at the same rate as that payable by the Company to other directors of the Company.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, March 15, 2005

As at the date of this announcement, the executive directors of the Company are Messrs. Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu; the non-executive directors of the Company are Messrs. Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs. Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The Standard 16 MAR 2005

The Sta..lard 18 March, 2005 (Fri.)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

PRESS CLARIFICATION

The board of directors of the Company (the "Board") notes from various newspapers articles published on 16 March 2005 that a statement was given indicating that the Company expected an approximately 10% growth in the net profit for this year (the "Statement"). The Board would like to clarify that the Statement is only an expectation of the Chairman of the Company about the Company's future prospects, and that the contents of the Statement have not been reviewed by the auditors of the Company, nor discussed by the Board. Therefore, the Board advises that the Statement does not constitute, and shall not in any way be treated as, a profit forecast for the Company.

Holders of securities of the Company and investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 17 March 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

Announcement of Results
for the Year Ended 31 December 2004

CITIC Pacific Limited


CITIC PACIFIC

Chairman's Letter to Shareholders

I am pleased to report to shareholders that in 2004 CITIC Pacific achieved a net profit of HK$3,581 million, 175% more than 2003, as were earnings per share at HK$1.63. The board recommends a final dividend of HK$0.80 per share giving shareholders a total 2004 dividend of HK$1.10, an increase of 10% from 2003.

Better profit performance was seen in almost all of CITIC Pacific's businesses particularly in the aviation, special steel manufacturing and power generation segments.

Our company not only made a significant gain in terms of profit growth in 2004, but also made progress in implementing our long term plans to expand our growing investment in the key sectors of the Chinese economy in which we have particular skills.

Power

In January 2004 CITIC Pacific purchased 20% of North United Power Corporation, which generates power for Inner Mongolia and the surrounding provinces and has ready supplies of coal nearby. Through 2004 construction of the Ligang Power Station phase III (2X600MW) and phase IV (2x600MW) and the Zhengzhou phase III (2x200MW) progressed according to plans leading to commercial operation in 2006 and 2007. In addition, an equal partnership of CITIC Pacific and China Huaneng Power Group acquired a 40% stake in the Hanfeng Power Plant (2x660MW) located in Hebei Province in 2004.

Today, CITIC Pacific has 2,916MW of attributable generating capacity, which will rise to 5,083MW on completion of the plants under construction.

The substantial increase in electricity generated by our power plants in 2004 compared with 2003 is evidence that demand for electric power remains strong in mainland China. Our belief is that as the Chinese economy continues to grow, the current low per capita consumption of power will rise, requiring a considerable increase in generating capacity. With our many years of experience and expertise in building and operating power stations in mainland China, CITIC Pacific is ideally placed to contribute to meeting the demand.

During 2004 there was a significant increase in the price of coal and obtaining a sufficient supply was a challenge to which management responded well by securing long-term supply contracts.

Special Steel Manufacturing

Demand for high quality special steel products remain strong and our Jiangyin Xingcheng steel plant produced a record 1.76 million tons in 2004, 1.58 million tons was for domestic consumption and 182,040 tons was exported. Jiangyin Xingcheng continues to be a leader in the manufacture of special steel in China. To enhance its leading position in the special steel industry, Jiangyin Xingcheng is proceeding to cooperate with Sumitomo Metals Kokura to produce high-grade special steel primarily substituting existing imported auto-component grade steel.

In October 2004, CITIC Pacific acquired a 95% stake in the Hubei Xin Yegang Co. (formerly Dongfang Iron and Steel Co.) in Huangshi, Hubei province, through which other assets were acquired including an interest in the Shenzhen Stock Exchange listed Daye Special Steel Co.. Subject to regulatory approval, our interest in this company will increase to approximately 58%. In 2004, these plants manufactured approximately 1.73 million tons of steel. These acquisitions will strengthen our leading position in China's special steel market by expanding our product range and geographical coverage.

Our major customers are in the auto-component, power equipment, and machine tool industries where underlying demand is expected to grow considerably in the coming decade giving confidence in the future of the special steel sector.

Aviation

Both Cathay Pacific and Dragonair experienced a dramatic turnaround compared with 2003 when the industry was severely affected by SARS. In 2004 a record number of passengers were carried thanks to a better economic environment and the increasing number of mainland travellers to Hong Kong and other destinations.

Air China Cargo began official operation in January 2004 and had a profitable first year.

Higher oil prices remain a concern in the aviation sector but the management of all our airline associates have demonstrable success in reducing overall unit costs and become more efficient year-by-year and I am confident these efforts will continue in 2005.

Communications

Macau Telecom operates in an increasingly competitive market but is benefiting from the great economic development in Macau while, CITIC Telecom 1616 has concentrated on improving margins on the considerable flow of traffic in and out of mainland China, and establishing the second Hong Kong internet exchange.

Property

Occupancy of our Shanghai investment properties CITIC Square and Royal Pavilion remains high and they provide stable rental income. In the past few years, these two properties, known for their quality and management, have established an excellent reputation and image in Shanghai's commercial and luxury residential markets. We are planning a 1 million sq. ft. commercial development in Ningbo Zhejiang province, to be also named CITIC Square to further enhance our brand name.

As for our development properties, the first phase of our New Westgate Garden project is proceeding smoothly. The first 255 units were marketed in August 2004 and were all sold within a few days. The other units of the first phase are to be sold in batches in the first half of 2005. Given the strong demand for high quality housing, we are confident that excellent sales results will be achieved.

In December 2004, 1.45 million sq. ft. of land zoned for low-density residential development in the Qingpu district in Shanghai was bought in a public tender. We are also in the process of acquiring two blocks of land nearby to enhance the overall development. CITIC Pacific will seek opportunities to gradually build up our land bank in mainland China for sustainable future development.

Performance of our Hong Kong investment properties was satisfactory in a recovering market with stable rental income, which contributes to the Group's substantial cash flow. Festival Walk, in particular, has seen rental returns increase over the years.

Land premiums have been settled on a 320,000 sq ft. residential and commercial development at Tung Chau Street, Kowloon, and the conversion of an agricultural land at Hung Shui Kiu, New Territories into 537,000 sq ft. of residential usage. The possibility of upgrading Grand Court, Kowloon is also being explored.

Marketing and Distribution

Dah Chong Hong and Sims Trading continued to develop the infrastructure of their business in mainland China following a plan that expects solid results in the coming years. Our trading business operates in many different segments and products and every year the balance of business is different, but taking the whole, progress is made year-by-year. In 2004 the general trading business made particular progress especially in Shiseido cosmetics and distribution of branded goods. The motor market in Hong Kong revived strongly compared with 2003, while in the mainland imported commercial vehicle sales were affected by tightened credit and the anticipation that the import quota system would be abolished on 31 December 2004.

On 11 March 2005, CITIC Pacific entered into an agreement with CITIC Group to acquire at cost a 35% interest in Wal-Mart East China Stores Co. The acquisition is subject to obtaining the necessary approvals from the relevant government authorities. The joint venture will operate Wal-Mart stores in the city of Shanghai as well as Zhejiang and Jiangsu provinces. This acquisition will facilitate the development of our Marketing and Distribution business and will also bring synergies to our property development business.

Finance

The Group's financial position remains healthy with stable cash flows and sufficient available facilities to support the needs of our future expansion. At the same time, CITIC Pacific will continue to employ conservative and sound financial planning to ensure that our finances stay strong.

Our Future

CITIC Pacific's business is increasingly focused in mainland China where I expect continued high economic growth in the foreseeable future. The strategy of CITIC Pacific is to develop the businesses we know and operate well to improve our returns, and increasing shareholder value is our ultimate objective. Our belief continues to be that a diversified business model is most appropriate to a company focusing on one geographical area.

On behalf of all the directors, I thank all the staff of CITIC Pacific for their hard work in the past year and hope that we will all work together for the future development and success of CITIC Pacific.

Larry Yung Chi Kin
Chairman
Hong Kong, 15 March 2005

Consolidated Profit and Loss Account

For the year ended 31 December 2004

in HK$ million	Note	2004	As restated 2003
Turnover		22,912	26,180
Profit from Consolidated Activities	3	2,293	1,127
Share of Profits Less Losses of			
Jointly Controlled Entities		570	341
Associated Companies		2,036	769
Net Finance Charges	4	(302)	(320)
Profit before Taxation		4,597	1,917
Taxation	5	(686)	(370)
Profit for the Year		3,911	1,547
Minority Interests		(330)	(246)
Profit Attributable to Shareholders		3,581	1,301
Dividends	6	(2,411)	(2,189)
Earnings per Share (HK$)	7		
Basic		1.63	0.59
Diluted		1.63	0.59

Notes;

1 Significant accounting policies

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2003 except for the adoption of three new accounting standards.

The Hong Kong Institute of Certified Public Accountants (Formerly Hong Kong Society of Accountants) has issued new and revised Hong Kong Financial Reporting Standards ("HKFRS") and Hong Kong Accounting Standards ("HKAS") ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

As permitted under the new HKFRSs, the Group has chosen to adopt these three of the new and revised standards as of 1 January 2004, their impact on the financial statement is set out below:

HKFRS 3 Business Combinations;
HKAS 36 Impairment of Assets;
HKAS 38 Intangible Assets.

Previously recognised goodwill
Since 1 January 2004, the amortisation of positive goodwill has been discontinued. As a result, the Group's profit for the year ended 31 December 2004 is increased by HK$202 million.

Previously recognised negative goodwill
The carrying amount of negative goodwill as at 1 January 2004, including that credited to the capital reserve, has been credited to the opening balance of retained earnings. As a result, the Group's opening retained earnings as at 1 January 2004 increased by HK$1,429 million with a corresponding decrease in the capital reserve of HK$1,382 million and HK$35 million of negative goodwill and increase in jointly controlled entities of HK$12 million.

Included in the share of net assets of associated companies at 1 January 2004 is HK$2,207 million which does not meet the new identifiability criterion in HKAS 38. This amount was the excess of the Group's share of the fair value ascribed to the net assets of an associated company over the cost of acquisition at the time of acquisition. As a result, the opening capital reserve and the net asset of associated companies as at 1 January 2004 has been reduced by HK$2,207 million from the closing balance at 31 December 2003.

The Group has not early adopted the new HKFRSs in the financial statements for the year ended 31 December 2004, except as disclosed in the above, and is in the process of assessing the impact of these HKFRSs on future accounting periods.

Prior year adjustments
Prior year adjustments have been made for the understatement of cost of sales of a subsidiary company in the Group's Communications segment in prior years. As a result of these understatements, profit before taxation and profit after taxation for year ended 31 December 2003 was overstated by HK$5 million and HK$4 million respectively. The Group's retained earnings as at 31 December 2003 was decreased by HK$54 million.

The comparative figures, including the segmental information, have, therefore, been restated to record these cost of sales and the corresponding payable to suppliers, as well as the provision for taxation.

Also, an associated company in the Aviation segment has changed its revenue recognition policy. Certain revenues which were recognised immediately in the past are now amortised to the profit and loss accounts. As a result, the retained profits as at 1 January 2004 and the profit for the year ended 31 December 2004 of the Group is reduced by HK$64 million and HK$15 million respectively.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of jointly controlled entities and associated companies by principal activities are as follows:

Year ended 31 December 2004 in HK$ million	Turnover	Profit from Consolidated Activities	Share of Profits Less Losses of Jointly Controlled Entities	Share of Profits Less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity							
Infrastructure							
Power Generation	400	342	206	45	596	-	596
Aviation	-	-	37	1,553	1,590	-	1,590
Civil Infrastructure	536	322	108	62	492	-	492
Communications	1,449	9	94	91	194	-	194
Special Steel Manufacturing	7,177	872	-	-	872	-	872
Property	768	421	-	278	699	72	771
Marketing & Distribution	12,078	398	30	6	434	(72)	362
Others	504	121	93	-	217	-	217
Investment Properties							
Revaluation Surplus	-	181	-	-	181	-	181
Less: General & Administration Expenses	-	(376)	-	-	(376)	-	(376)
	22,912	2,293	570	2,036	4,899	-	4,699
Net Finance Charges							(302)
Taxation							(686)
Profit after Taxation							3,911

Year ended 31 December 2003 in HK$ million	Turnover	Profit from Consolidated Activities	Share of Profits Less Losses of Jointly Controlled Entities	Share of Profits Less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity							
Infrastructure							
Power Generation	308	227	(3)	-	224	-	224
Aviation	-	-	-	388	388	-	388
Civil Infrastructure	8,878	628	76	67	771	-	771
Communications	1,590	85	106	91	282	-	282
Special Steel Manufacturing	4,811	374	-	-	374	-	374
Property	401	315	-	233	548	75	623
Marketing & Distribution	12,136	345	22	10	377	(75)	302
Others	458	87	140	-	227	-	227
Investment Properties Revaluation Deficit	-	(587)	-	-	(587)	-	(587)
Less: General & Administration Expenses	-	(347)	-	-	(347)	-	(347)
	26,180	1,127	341	769	2,237	-	2,237
Net Finance Charges							(320)
Taxation							(370)
Profit after Taxation							1,547

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	2004	2003
By geographical area		
Hong Kong	8,230	7,482
Mainland China	13,650	17,559
Japan	484	420
Others	548	719
	22,912	26,180

3 The profit from consolidated activities is arrived at after crediting and charging:

in HK$ million	2004	2003
Dividend income from investments	400	305
Net gain from investments	112	327
Cost of inventories	15,863	13,982
Depreciation and amortisation	695	609
Goodwill amortisation	-	12

4 Net finance charges included interest expense of HK$376 million (2003: HK$400 million).

5 Hong Kong profits tax has been calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Detailed as follows:

in HK$ million	2004	2003
Company and subsidiary companies		
Hong Kong profits tax	269	71
Overseas taxation	109	79
Deferred taxation	(7)	(3)
	371	147
Jointly controlled entities		
Hong Kong profits tax	20	30
Overseas taxation	50	47
Deferred taxation	12	(21)
	82	56
Associated companies		
Hong Kong profits tax	80	39
Overseas taxation	104	103
Deferred taxation	49	25
	233	167
	686	370

6 Dividends

in HK$ million	2004	2003
2004 Interim dividend paid: HK$0.30 (2003: HK$0.30) per share	657	657
2004 Final dividend proposed: HK$0.80 (2003: HK$0.70) per share	1,754	1,532

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$3,581 million (2003: HK$1,301 million).

The basic earnings per share is based on the weighted average number of 2,190,347,374 shares in issue during the year (2003: 2,188,460,160 shares in issue). The diluted earnings per share is based on 2,191,793,568 shares which is the weighted average number of shares in issue during the year plus the weighted average number of 1,446,194 shares deemed to be issued at no consideration if all outstanding options had been exercised (2003: No diluted earnings per share is presented as the exercise of all the options outstanding during the year has no dilutive effect on the earnings per share).

Financial Review And Analysis

Group Liquidity and Capital Resources

As of 31 December 2004, the Group's total outstanding debt was HK$14.6 billion (31 December 2003: HK$10.5 billion), cash and deposits with banks were HK$2.4 billion giving a net debt of HK$12.2 billion compared to HK$5 billion at 31 December 2003. Leverage, measured by the net debt to total capital, was 24% (31 December 2003: 11%).

The denomination of the Group's borrowings as well as cash and deposit balances in various currencies as of 31 December 2004 were summarised as follows:

HK$ million Equivalent

Denomination	HK$	US$	Renminbi	Yen	Other	Total
Borrowings	8,364	4,491	1,053	575	97	14,580
Cash and Deposits	342	981	966	89	39	2,417
Net Borrowings	8,022	3,510	87	486	58	12,163

As at 31 December 2004, assets of HK$538 million were pledged to secure banking facilities, mainly related to Hubei Xin Yegang Co. Ltd. and Dah Chong Hong's business overseas.

Available Sources of Financing

As of 31 December 2004, the Group's undrawn available facilities consists of HK$7.2 billion in committed long term loans and HK$1.7 billion of money market lines. In addition, available trade facilities amounted to HK$2.2 billion.

in HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Bank Loans	16,867	9,710	7,157
Global Bonds	3,510	3,510	0
Private Placement	780	780	0
Total Committed	21,157	14,000	7,157
Uncommitted Facilities			
Money Market Lines	2,310	568	1,742
Trade Facilities	2,579	379	2,200

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year:

in HK$ million	2005	2006	2007	2008	2009	2010 and Beyond	Total	Percentage
Parent Company[*]	33	934	2,687	2,565	1,667	4,733	12,619	87%
Subsidiaries	778	680	170	151	182	0	1,961	13%
Total Maturing Debt	811	1,614	2,857	2,716	1,849	4,733	14,580	100%
Percentage	6%	11%	19%	19%	13%	32%	100%	

[*] Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purpose vehicle

Derivative Products

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Fair market values of the outstanding derivative transactions will be calculated at least semi-annually based on the Group's own calculation where applicable, or price quotations obtained from major financial institutions.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 31 December 2004, the Company had outstanding interest rate swap/option contracts with a notional amount of HK$10.2 billion. After the swaps, effectively HK$9.4 billion or 65% of the Group's total borrowings were paying floating rate and the remaining were effectively paying fixed rate of interest.

The overall weighted average all-in cost of debt (including fees and hedging costs) in 2004 was about 3.4%, compared with 4.6% in 2003.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. To minimise potential US dollar debt principal and interest payment exposures, the Company entered into foreign exchange swap, forward and option contracts. As of 31 December 2004, such contracts outstanding amounted to US$600 million. In addition, Dah Chong Hong also employs foreign exchange forward contracts to hedge its exposure to currency rates. As of 31 December 2004, such contracts outstanding amounted to HK$795 million.

Dividend payments from projects based in the mainland China are originally denominated in Renminbi and are required to be converted to USD at the time of the payment. The Company entered into Renminbi Non Deliverable Forward or known as "NDF" contracts for purpose of hedging the projected dividend flows from various projects in the mainland. As of 31 December 2004, total outstanding NDF contracts amounted to US$25 million.

Capital Commitment and Contingent Liabilities

As at 31 December 2004, the Group's contracted capital commitment was HK$3,370 million and the Group's contingent liabilities changed significantly from the last year end due to a newly acquired 95% subsidiary has provided guarantees and pledged assets to various banks to support banking facilities of up to RMB1.7 billion to its related company and third parties.

Human Resources

As at the end of December 2004, the Group employed 15,915 staff (2003: 12,174) in its headquarters in Hong Kong, and its principal subsidiaries and joint venture companies. The number of employees in the mainland of China increased to 11,680 (2003: 7,827) as the Group continues to step up its development and investment in China. The headcount in Hong Kong decreased to 3,995 (2003: 4,129) and slightly increased to 240 (2003: 218) in other countries.

The efficiency enhancement measures undertaken by the Group in the last few years have brought new focus on cost management and performance achievement. The improving economy in Hong Kong and in the region provides a stable employment environment for staff to operate effectively and efficiently to attain better level of performance.

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and abilities to develop, support and sustain the continued success of the Group. All employee's cash remuneration typically comprises a base salary and a variable compensation, mainly in the form of a performance-related discretionary bonus which is based on the company's and the individual's performance. The Group will continue to ensure its compensation policies are reflective of individual performance, and maintain that the overall compensation is internally equitable and externally compatible with major employers.

CITIC Pacific is committed to providing a healthy organizational environment for individual's development. With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories. In addition to providing job-related training and development programmes for the employees to improve work performance and prepare for future development, the Group also supports the local university's initiatives in the China Career Development Programme by providing internship opportunities in our mainland China operations for the Hong Kong students.

CITIC Pacific and its staff continue to support charitable work and the promotion of education, environmental protection, sports, culture and the arts by sponsorship and participation in related activities in Hong Kong.

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares ("Shares").

Options to subscribe for 11,550,000 Shares, at the exercise price of HK$18.20 per Share, and options to subscribe for 12,780,000 Shares, at the exercise price of HK$19.90 per Share, were granted under the Plan on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, options to subscribe for a total of 3,580,000 Shares were exercised and none were cancelled or lapsed in the year up to 31 December 2004.

Corporate Governance

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. A full description of the operation of the Board, Audit Committee, Remuneration Committee, Internal Controls, Codes of Best Practice, Connected Transactions and Financial Reporting will be found in the 2004 Annual Report.

Throughout 2004 the Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules. The Audit Committee of the Board, consisting of three non-executive directors of whom two are independent, has reviewed the 2004 financial statements with management and the Company's internal and external auditors and recommended its adoption by the Board.

Proposed Amendments to the Articles of Association of the Company

Main Board Listing Rules have recently been amended by replacing the Code of Best Practice in Appendix 14 with a new Code on Corporate Governance Practices ("the New Code"). In order to bring the Articles of Association of the Company in line with certain code provisions of the New Code, a special resolution to amend certain Articles in the Company's New Articles of Association will be proposed in the forthcoming Annual General Meeting to be held on 12 May 2005. Particulars of the proposed amendments are set out in a circular to be sent to shareholders around 12 April 2005.

Dividend and Closure of Register

The Directors have resolved to recommend to shareholders the payment of a final dividend of HK$0.80 per share (2003: HK$0.70), which together with the interim dividend of HK$0.30 per share (2003: HK$0.30) makes a total dividend of HK$1.10 per share (2003: HK$1.00) for the year ended 31 December 2004. The total dividend of HK$1.10 per share will amount to HK$2,411 million of the Company's profit for the year ended 31 December 2004 (2003: HK$2,189 million).

The proposed final dividend of HK$0.80 per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Thursday, 12 May 2005, is to be payable on Tuesday, 17 May 2005 to shareholders whose names appear on the Register of Members of the Company on 12 May 2005.

The Register of Members of the Company will be closed from Friday, 6 May 2005 to Thursday, 12 May 2005, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Thursday, 5 May 2005.

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2004. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2004.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Annual Report and Further Information

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible. The full Annual Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 29 March 2005 and sent to shareholders on 12 April 2005.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 15 March 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTION

VARIATION ARRANGEMENT IN RELATION TO JIANGSU LIGANG ELECTRIC POWER COMPANY LIMITED

The Directors announce that on 28 February 2005, Sunspark, a wholly owned subsidiary of the Company, entered into the Agreement with other JV Shareholders, pursuant to which Sunspark and other JV Shareholders have agreed to the Variation Arrangement in relation to the JV Contract and Articles in consideration of Sunspark paying the Compensation of RMB500 million (approximately HK$470 million) to the other JV Shareholders.

Wuxi Power (one of the JV Shareholders) and its holding company are substantial shareholders of certain subsidiaries of the Company. Accordingly, Wuxi Power is a connected person of the Company. SDIC (another JV Shareholder) is a connected person of the Company due to its substantial interest held in a subsidiary of the Company. Hence, the Agreement constitutes a connected transaction for the Company. Pursuant to the Listing Rules, as each of the applicable Percentage Ratios is less than 2.5%, the Agreement is only subject to announcement and reporting requirements and does not require the approval of the independent shareholders of the Company. Details of the Agreement is accordingly disclosed in this announcement and will be disclosed in the Company's forthcoming annual report pursuant to Rule 14A.45 of the Listing Rules.

DETAILS OF THE AGREEMENT

Date: 28 February 2005

Parties: Sunspark as one of the JV Shareholders, an investment holding company and a wholly owned subsidiary of the Company;

Sunburst as one of the JV Shareholders (on behalf of itself and another JV Shareholder, namely SDIC), a company in which the Company owns a 65% shareholding interest;

Jiangsu Provincial Investment as one of the JV Shareholders; and

Wuxi Power as one of the JV Shareholders.

Wuxi Power and its holding company are substantial shareholders of certain subsidiaries of the Company. Therefore, Wuxi Power is also a connected person of the Company. SDIC is a connected person of the Company due to its substantial interest held in a subsidiary of the Company. The Directors confirm that to the best of their knowledge, information and belief having made all reasonable enquiries, Jiangsu Provincial Investment is independent of, and not connected with the directors, chief executive, substantial shareholders of the Company and its subsidiaries, or any of their respective associates.

Variation to the JV Contract and Articles

The Joint Venture is a Sino-foreign equity joint venture established in the PRC on 11 January 1989 with a term of 30 years commencing from the date of its establishment. The Joint Venture has a total investment of RMB5,133,670,000 (approximately HK$4,825,649,800). The registered capital of the Joint Venture is RMB1,155,265,000 (approximately HK$1,085,949,100), which is beneficially owned as to 56.31% by Sunspark, as to 13.44% by Sunburst, as to 12.77% by SDIC, as to 8.74% by Jiangsu Provincial Investment and as to 8.74% by Wuxi Power. Such registered capital has been fully contributed by the JV Shareholders in proportion to their respective equity interest in the Joint Venture. The Joint Venture is principally engaged in the business of building, operation and management of a power plant in Ligang Town, Jiangyin Municipality, Jiangsu Province. The profit sharing ratio of the Joint Venture is the same as the capital contribution ratio of the JV Shareholders.

For the year ended 31 December 2003, the audited net profit before and after taxation and extraordinary items of the Joint Venture was approximately RMB596 million (approximately HK$560 million) and RMB528 million (approximately HK$496 million) respectively. For the year ended 31 December 2004, the unaudited net profit before and after taxation and extraordinary items of the Joint Venture was approximately RMB667 million (approximately HK$627 million) and RMB558 million (approximately HK$525 million) respectively. As at 31 December 2004, the unaudited net asset value of the Joint Venture was approximately RMB1,674 million (approximately HK$1,574 million).

Phase I comprises two generating units with installed capacity of 350MW each and Phase II comprises two generating units with installed capacity of 350MW each. The Phase I and Phase II commenced commercial operation in 1993 and 1998 respectively.

The JV Contract and Articles stipulate that Sunspark and the Joint Venture have to transfer to the other JV Shareholders at nil consideration all their rights and benefits in Phase I upon the expiry of a 15-year period after the commencement of their commercial operation and Phase II upon the expiry of a 20-year period after the commencement of their commercial operation.

Under the Variation Arrangement, the terms of the Joint Venture shall be amended in accordance with the requirements under the Law of the PRC on Sino-foreign Equity Joint Ventures and all those provisions of the JV Contract and Articles that stipulate the aforesaid transfers of all the rights and benefits in Phase I and Phase II at nil consideration shall cease to have effect and shall be modified so that:

(a) Sunspark and the Joint Venture will no longer be required to effect the aforesaid transfers; and

(b) the terms of the JV Contract and Articles shall be changed to a long term joint venture in accordance with the requirements of the Law of the PRC on Sino-foreign Equity Joint Ventures.

Compensation

The aggregate Compensation of RMB500 million (approximately HK$470 million) shall be paid by Sunspark in cash to Sunburst (as to approximately RMB153.8 million (approximately HK$144.6 million)), SDIC (as to approximately RMB146.2 million (approximately HK$137.4 million)), Jiangsu Provincial Investment (as to RMB100 million (approximately HK$94 million)) and Wuxi Power (as to RMB100 million (approximately HK$94 million)), which will approximately be in proportion to their respective equity interests in the Joint Venture.

The Compensation was determined after arm's length negotiation between Sunspark and all other JV Shareholders with reference to the aggregate past profits and profit potentials of Phase I and Phase II and the aggregate unaudited book values of Phase I and the Phase II of RMB1,674 million (approximately HK$1,574 million). The Compensation will be funded by the internal resources of the Company.

Implementation of the Variation Arrangement

The Variation Arrangement is subject to governmental approval and will be implemented by way of formal agreement to amend the JV Contract and Articles.

REASONS AND BENEFITS FOR THE VARIATION ARRANGEMENT

The Company's long term objective remains to develop a large diversified business focusing on infrastructure, which includes, among others, power generation. The Variation Arrangement represents a good opportunity for the Group to enhance its power business in the PRC, and the stability and quality of the long term profitability of the Group. The Directors (including the independent non-executive Directors) are of the view that the terms of the Agreement are normal commercial terms, and are fair and reasonable and in the interest of the shareholders of the Company as a whole.

INFORMATION ON THE COMPANY AND OTHER JV SHAREHOLDERS

The principal businesses of the Company comprise the provision of basic infrastructure in Hong Kong and the PRC including power generation, communications, aviation and civil infrastructure and the manufacturing of special steel, marketing and distribution of motor vehicles and consumer products and property investment and development. The principal business of Sunburst, Jiangsu Provincial Investment, SDIC and Wuxi Power is investment holding.

GENERAL

Wuxi Power and its holding company are substantial shareholders of certain subsidiaries of the Company. Accordingly, Wuxi Power is a connected person of the Company. SDIC is a connected person of the Company due to its substantial interest held in a subsidiary of the Company. Hence, the Agreement constitutes a connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, as each of the applicable Percentage Ratios is less than 2.5%, the Agreement is only subject to announcement and reporting requirements and does not require the approval of the independent shareholders of the Company. The Agreement is accordingly disclosed in this announcement and will be disclosed in the Company's forthcoming annual report pursuant to Rule 14A.45 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Agreement"	the agreement-in-principle dated 28 February 2005 between the JV Shareholders, pursuant to which the JV Shareholders have agreed to the Variation Arrangement in consideration of Sunspark paying the Compensation to the other JV Shareholders;
"associate(s)", "connected person(s)" and "substantial shareholder(s)"	each of which has the meaning ascribed to it under the Listing Rules;
"Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Compensation"	RMB500 million (approximately HK$470 million), being the aggregate compensation payable by Sunspark under the Agreement to the other JV Shareholders for the Variation Arrangement;
"Director(s)"	director(s) of the Company;
"Jiangsu Provincial Investment"	Jiangsu Provincial Investment & Management Corporation 江蘇省投資管理有限責任公司, an enterprise established in the PRC;
"Joint Venture"	Jiangsu Ligang Electric Power Company Limited 江蘇利港電力有限公司, which is a Sino-foreign equity joint venture established in the PRC;
"JV Contract and Articles"	the existing joint venture contract and articles of the Joint Venture;
"JV Shareholders"	the beneficial owners of equity interest in the Joint Venture (i.e. Sunspark, Sunburst, Jiangsu Provincial Investment, SDIC and Wuxi Power), and a "JV Shareholder" means any one of them;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Percentage Ratios"	has the meaning set out in Rule 14A.10(10) of the Listing Rules;
"Phase I"	the two generating units of the phase one power plant of the Joint Venture;
"Phase II"	the two generating units of the phase two power plant of the Joint Venture;
"PRC"	People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"SDIC"	SDIC Electric Power Co. 國投電力公司, an enterprise established in the PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Sunburst"	Sunburst Energy Development Company Limited 新力能源開發有限公司, an enterprise established in the PRC;
"Sunspark"	Sunspark Power Investment Company Limited 新宏電力投資有限公司, a company incorporated in Hong Kong with limited liability, which is a wholly owned subsidiary of the Company;
"Variation Arrangement"	the variation to the JV Contract and Articles contemplated under the Agreement, the principal terms of which are set out in this announcement; and
"Wuxi Power"	Wuxi Local Electric Power Company 無錫市地方電力公司, an enterprise established in the PRC.

(The exchange rate of Renminbi to Hong Kong dollars used in this Announcement is RMB1.0 = HK$0.94.)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 7 March 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTION

ACQUISITION OF INTEREST IN WAL-MART EAST CHINA STORES CO., LTD.

The Directors announce that on 11 March 2005, the Purchaser, a wholly owned subsidiary of CITIC Pacific, entered into the Acquisition Agreement with the Vendor, pursuant to which the Purchaser has conditionally agreed to acquire from the Vendor a 35% equity interest in the JV Company at a consideration of US$3,580,000 (approximately HK$27,924,000). The JV Company is a sino-foreign equity joint venture established in the PRC and is engaged in hypermarket business in the PRC. Prior to completion of the Acquisition, the JV Company will be converted into a wholly foreign owned enterprise with a capital structure same as the one immediately prior to the said conversion.

The Vendor is wholly-owned by CITIC Group, which is a substantial shareholder of the Company. Accordingly, the Vendor is a connected person of the Company and the Acquisition constitutes a connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, as each of the applicable Percentage Ratios is less than 2.5%, the Acquisition is only subject to announcement and reporting requirements and does not require the approval of the independent shareholders of the Company. Details of the Acquisition is accordingly disclosed in this announcement and will be disclosed in the Company's forthcoming annual report pursuant to Rule 14A.45 of the Listing Rules.

By an announcement dated 21 January 2005, the Company announced that it was in discussions with CITIC Group to acquire its 35% equity interest in the JV Company. As a result of such discussions, the Acquisition Agreement was entered into on 11 March 2005.

DETAILS OF THE ACQUISITION AGREEMENT

Date: 11 March 2005

Parties: the Vendor as seller, a wholly owned subsidiary of CITIC Group. Since CITIC Group is a substantial shareholder of an approximately 29% interest in the Company, the Vendor is a connected person of the Company; and

the Purchaser as purchaser, a wholly owned subsidiary of the Company, which has carried no business other than the entering into of the Acquisition Agreement.

Assets to be Acquired

- 35% equity interest in the JV Company

The JV Company was established on 15 October 2003 as a sino-foreign equity joint venture in the PRC with a term of 30 years commencing from its date of establishment. The total investment of the JV Company is US$23 million. The registered capital of the JV Company is US$9.7 million, which is owned and fully contributed as to 35% by the Vendor and as to 65% by Wal-Mart China. The Directors confirm that to the best of their knowledge, information and belief having made all reasonable enquiries, Wal-Mart China and its ultimate beneficial owner is independent of, and not connected with the directors, chief executive, substantial shareholders of the Company and its subsidiaries, or any of their respective associates.

For the year ended 31 December 2003, the audited net profits before and after taxation of the JV Company were both nil. For the year ended 31 December 2004, the unaudited net losses before and after taxation of the JV Company were both approximately RMB10 million (approximately HK$9 million). As at 31 December 2004, the unaudited net asset of the JV Company was approximately RMB70 million (approximately HK$66 million).

As set out in the paragraph headed "Information on the JV Company" below, prior to completion of the Acquisition, the JV Company will be converted into a wholly foreign owned enterprise with a capital structure same as the one immediately prior to the said conversion. Under the joint venture contract and the articles of association of the JV Company as amended, any transfer of the equity interest in the JV Company is subject to the pre-emptive right of the shareholders of the JV Company and the approval of the PRC government. On the date of the Acquisition Agreement, Wal-Mart China confirmed to waive its pre-emptive right in acquiring the Sale Shares.

Consideration Payable under the Acquisition Agreement

The purchase price of US$3,580,000 (approximately HK$27,924,000) payable in cash by the Purchaser for the Acquisition was determined after arm's length negotiation between the Vendor and the Purchaser with reference to the registered capital contribution from the Vendor to the JV Company of US$3,395,000 (approximately HK$26,481,000), plus the cost of fund (being the funding cost of CITIC Group in relation to the deployment of its funds regarding the JV Company). The said purchase price will be paid in full upon completion, and will be funded by the internal resources of the Company. Save for the payment of the purchase price, the Acquisition Agreement does not impose any capital commitment on the part of the Purchaser.

CONDITION TO COMPLETION OF THE ACQUISITION AGREEMENT

Completion of the Acquisition Agreement will proceed after the following conditions are fulfilled:

(a) the obtaining of all necessary approvals from the relevant authorities of the PRC; the production to the Purchaser of evidence to its satisfaction that the registration of the transfer of the Sale Shares with the relevant industry and commerce bureau of the PRC having been duly completed; and

(b) the obtaining of the resolution of the board of directors of the JV Company unanimously approving the transfer of the Sale Shares to the Purchaser.

If the above conditions are not fulfilled (or waived by the Purchaser) within 12 months from the date of the Acquisition Agreement (or such later date as may be agreed between the Purchaser and the Vendor), the Acquisition Agreement may be terminated by either party without any liability to the other party.

Completion of the Acquisition Agreement will take place on the tenth Business Day after fulfillment (or waiver by the Purchaser) of the above conditions.

INFORMATION ON THE JV COMPANY

After signing the Acquisition Agreement, the Purchaser and Wal-Mart China (the other shareholder of the JV Company) will enter into the Amendment to JV Contract and the Amendment to JV Articles to convert the JV Company from a sino-foreign equity joint venture enterprise into a wholly foreign owned enterprise prior to the completion of the Acquisition. The said conversion will not affect the capital structure of the JV Company nor require any contribution to the registered capital of the JV Company. As set out above, completion of the Acquisition will be conditional upon, among other things, obtaining all the necessary approvals from the relevant PRC authorities. The principal terms of the joint venture contract and the articles of association of the JV Company as amended by the aforesaid amendments are as follows:–

Business of the JV Company	:	hypermarket business (including agency and consignment sale and warehouse membership sale)
Registered capital	:	US$9,700,000 (owned as to 35%, i.e. US$3,395,000, by the Purchaser and as to 65%, i.e. US$6,305,000, by Wal-Mart China)
Total investment	:	US$23,000,000. It is agreed that any further funding need of the JV Company will be satisfied by methods to be agreed by the parties, including bank financing to be obtained by the JV Company or loans from the shareholders.
Right of Pre-emption	:	In the event either of the Purchaser or Wal-Mart China wishes to transfer part of or the whole of its equity interest in the JV Company to a third party, the other party shall have a pre-emptive right to purchase such equity interest on the same term as those offered to such third party.
Management	:	The board of directors of the JV Company comprises 9 directors. 3 directors shall be appointed by the Purchaser and 6 directors shall be appointed by Wal-Mart China. The Chairman shall be appointed by Wal-Mart China.
Term	:	The term of the JV Company is 30 years commencing on 15 October 2003. No less than 6 months before the expiration of the term, with the unanimous consent of the parties, the board of the JV Company may apply to the relevant PRC authorities for an extension of the term of the JV Company.

REASONS AND BENEFIT OF ACQUISITION OF THE JV COMPANY

The Company's long term objective remains to develop a large diversified business including distribution of consumer products. The acquisition of interest in the JV Company represents a good opportunity for the Company to expand its marketing and distribution business in the PRC. It will also bring synergies to the Company's property development business in the PRC. The Directors (including the independent non-executive Directors) are of the view that the terms of the Acquisition Agreement are normal commercial terms, and are fair and reasonable and in the interest of the shareholders of the Company as a whole.

INFORMATION ON CITIC GROUP AND THE COMPANY

The principal businesses of CITIC Group comprise finance, industry and other services. The principal businesses of CITIC Pacific comprise the provision of basic infrastructure in Hong Kong and the PRC including power generation, communications, aviation and civil infrastructure and the manufacturing of special steel, distribution of motor vehicles and consumer products and property investment and development.

GENERAL

The Vendor is wholly owned by CITIC Group, which is a substantial shareholder of the Company. Accordingly, the Vendor is a connected person of the Company, and the Acquisition constitutes a connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, as each of the applicable Percentage Ratios is less than 2.5%, the Acquisition is only subject to announcement and reporting requirements and does not require the approval of the independent shareholders of the Company. The Acquisition is accordingly disclosed in this announcement and will be disclosed in the Company's forthcoming annual report pursuant to Rule 14A.45 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Acquisition"	the acquisition of the Sale Shares contemplated under the Acquisition Agreement;
"Acquisition Agreement"	the equity transfer contract dated 11 March 2005 between the Purchaser and the Vendor, pursuant to which the Purchaser has conditionally agreed to acquire from the Vendor the Sale Shares;
"Amendment to JV Articles"	the amendment to the articles of association of the JV Company to be entered into by the Purchaser and Wal-Mart China after signing the Acquisition Agreement to convert the JV Company from a sino-foreign equity joint venture into a wholly foreign owned enterprise;
"Amendment to JV Contract"	the amendment to the joint venture contract of the JV Company to be entered into by the Purchaser and Wal-Mart China after signing the Acquisition Agreement to convert the JV Company from a sino-foreign equity joint venture into a wholly foreign owned enterprise;
"associate(s)", "connected person(s)" and "substantial shareholder(s)"	each of which has the meaning ascribed to it under the Listing Rules;
"Business Day"	a day on which banks in Beijing as well as in Hong Kong open for business generally;
"CITIC Group"	CITIC Group 中國中信集團公司, a corporation established under the laws of the PRC;
"CITIC Pacific" or "the Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Director(s)"	director(s) of the Company;
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong;
"JV Company"	Wal-Mart East China Stores Co., Ltd. 沃爾瑪華東百貨有限公司, currently a sino-foreign equity joint venture established in the PRC;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Percentage Ratios"	has the meaning set out in Rule 14A.10(10) of the Listing Rules;
"PRC"	People's Republic of China;
"Purchaser"	Sky Rich Investments Ltd. 佳富投資有限公司, a company incorporated in the British Virgin Islands with limited liability;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Shares"	a 35% equity interest in the registered capital of the JV Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States Dollar, the lawful currency of the United States;
"Vendor"	CITIC Trust & Investment Co., Ltd. 中信信托投資有限責任公司, a corporation established under the laws of the PRC; and
"Wal-Mart China"	Wal-Mart (China) Investment Co., Ltd. 沃爾瑪(中國)投資有限公司.

(For reference only, the exchange rates used in this Announcement are RMB1.0= HK$0.94 and US$1.0=HK$7.8)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 14 March 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.